UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 29, 2021, the Board of Directors (the “Board”) of Color Star Technology Co., Ltd., a Cayman Islands company  (the “Company”) received a resignation letter from Ms. Xiaoyuan Zhang, an independent member of the Board, Chairman of the Board’s Audit Committee and a member of the Board’s Corporate Governance and Nominating Committee and Compensation Committee, respectively, effective immediately. Ms. Zhang indicated her resignation is for personal reasons.

On March 31, 2021, the Board appointed Mr. Long Yi as a member of the Board, Chairman of the Audit Committee and a member of the Corporate Governance and Nominating Committee and Compensation Committee of the Board, to fill the vacancies created by the resignation of Ms. Zhang.

Mr. Yi, age 44, has served as Chief Executive Officer and Chairman of the board of directors of Urban Tea, Inc. (Nasdaq: MYT) since January 26, 2018. Mr. Yi served as Chief Financial Officer and a board member of Bat Group, Inc. (Nasdaq: GLG) from January 2013 and June 2015, respectively, to June 2019. Mr. Yi was the senior financial manager in Sutor Technology Group Ltd. (Nasdaq: SUTR) from 2008 to 2012. Mr. Yi is a Certified Public Accountant in the State of Illinois. Mr. Yi received his Bachelor’s degree in Accounting from Northeastern University in September 1998 and a Master’s degree in Accounting and Finance from University of Rotterdam in June 2004. Mr. Yi also obtained a graduate diploma in accounting from McGill University in August 2006.

There are no arrangements or understandings between Mr. Yi and any other person pursuant to which Mr. Yi was appointed as a director of the Company.  In addition, there is no family relationship between Mr. Yi and any director or executive officer of the Company.

The Board deems Mr. Yi an “independent director” under Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and as defined by NASDAQ Rule 5605(a)(2), as well as a “Non-Employee Director” as defined by Rule 16b-3 under the 1934 Act. The Board further determined that Mr. Yi is an “Audit Committee Financial Expert” as defined by Item 407 of Regulation S-K.

In connection with his appointment, the Company entered into a director agreement with Mr. Yi on March 31, 2021 (the “Agreement”).  Under the terms of the Agreement, Mr. Yi will receive compensation in the amount of $3,000 per month.  The Agreement imposes certain customary confidentiality and non-disclosure obligations on Mr. Yi. The foregoing description is merely a summary of the Agreement and therefore does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits.

Exhibit No.	Description
99.1	Director Agreement by and between the Company and Long Yi, dated March 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 1, 2021

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao (Luke) Lu
Name:	Biao (Luke) Lu
Title:	Chief Executive Office

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